SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF DECEMBER, 2005

                       (COMMISSION FILE NO. 333-128660)

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                                 TEVECAP S.A.
            (Exact name of Registrant as specified in its Charter)

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                   AV. DAS NACOES UNIDAS, 7221 - 7(0) ANDAR
                       SAO PAULO, SP BRAZIL, 05425-902
            (Address of Registrant's principal executive offices)

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  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                  Yes      No  X
                                      ---     ---


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                  Yes      No  X
                                      ---     ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                                  ------

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                                  SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       TEVECAP S.A.
                                       ------------
                                       (Registrant)



                                       By:/S/  LEILA ABRAHAM LORIA
                                          -----------------------------------
                                          Name:   Leila Abraham Loria
                                          Title:  Chief Executive Officer



                                       By:/S/  CARLOS EDUARDO MALAGONI
                                          -----------------------------------
                                          Name:   Carlos Eduardo Malagoni
                                          Title:  Chief Financial Officer

Date: December 6, 2005